Exhibit 99.2

Transactions of the Reporting Persons Effected Since The Last 13D Filing

The following transactions were effected by Mr. Asher:

Date of Transaction	Security	Quantity of Shares	Price Per Share (in dollars)
July 5, 2016[1]	Common Stock	100	8.92
July 13, 2016	Common Stock	100	9.05
July 14, 2016	Common Stock	400	9.025
July 14, 2016	Common Stock	610	9.04
July 14, 2016	Common Stock	3,200	9.06
July 14, 2016	Common Stock	2,900	9.08
July 14, 2016	Common Stock	600	9.10
July 14, 2016	Common Stock	87,500	9.10
July 19, 2016	Common Stock	149,700	9.10

1. This transaction was inadvertently omitted from the July 12th Schedule 13D and is included in this Amendment No. 1 in order to provide complete disclosure of all Common Stock beneficially owned by Mr. Asher.

All of the above transactions were effected on the open market and were purchased through a brokerage account of Equitec Proprietary Market, LLC attributed to Mr. Asher.